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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


          NATIONAL HOME HEALTH CARE CORP. (formerly National HMO Corp.)
   -------------------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $.001 per share
   -------------------------------------------------------------------------
                         (Title of class of securities)


                                   636320 10 3
               ---------------------------------------------------
                                 (CUSIP number)


                               Gary J. Simon, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 704-6000
    -------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                January 29, 1998
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


---------------------                                          -----------------
CUSIP No. 636320 10 3                                          Page 2 of 5 Pages
---------------------                                          -----------------


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Frederick H. Fialkow
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              PF
--------------------------------------------------------------------------------
     5        CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [_]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
        NUMBER OF                7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                      1,664,455
         OWNED BY             --------------------------------------------------
           EACH                  8       SHARED VOTING POWER
        REPORTING
          PERSON                         0
           WITH               --------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         1,664,455
                              --------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,664,455
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT  IN  ROW  (11) EXCLUDES  CERTAIN
              SHARES*                                                      [X]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              31.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 pages

                                                                SEC 1746 (12-91)

---------------------                                          -----------------
CUSIP No. 636320 10 3                                          Page 3 of 5 Pages
---------------------                                          -----------------


ITEM 1.    SECURITY AND ISSUER.

           The class of equity securities to which this statement relates consists of the common stock, par value $.001 per share (the "Common Stock"), of National Home Health Care Corp., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 700 White Plains Road, Scarsdale, New York 10583.

ITEM 2.    IDENTITY AND BACKGROUND.

           (a) The name of the individual filing this statement is Frederick H. Fialkow.

           (b) Mr. Fialkow's business address is 700 White Plains Road, Scarsdale, New York 10583.

           (c)  Mr.  Fialkow's  principal   occupation  is  Chairman  and  Chief
Executive Officer of the Company.

           (d) Mr. Fialkow has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) Mr. Fialkow has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Mr. Fialkow is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Since the previous filing, 63,800 shares of Common Stock were acquired by Mr. Fialkow from his personal funds as follows: (a) 2,000 shares were acquired on January 8, 1997 for a purchase price of $10,875; (b) 50,000 shares were acquired on January 16, 1997 for a purchase price of $268,750; (c) 2,000 shares were acquired on October 29, 1997 for a purchase price of $9,750;
(d) 1,000 shares were acquired on January 5, 1998 for a purchase price of $4,928; (e) 4,000 shares were acquired on January 6, 1998 for a purchase price of $19,703; (f) 3,800 shares were acquired on January 22, 1998 for a purchase price of $18,278.90; and (g) 1,000 shares were acquired on January 29, 1998 for a purchase price of $4,700.90. The total price of all purchases was $336,985.80.

                                Page 3 of 5 pages

                                                                SEC 1746 (12-91)

---------------------                                          -----------------
CUSIP No. 636320 10 3                                          Page 4 of 5 Pages
---------------------                                          -----------------


ITEM 4.    PURPOSE OF TRANSACTION.

           The purpose of the acquisition is to hold the shares of Common Stock as an investment. Mr. Fialkow does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) Amount beneficially owned: 1,664,455 shares of Common Stock, comprising 31.3% of the outstanding shares of Common Stock. Includes 55,543 shares of Common Stock allocated to Mr. Fialkow under the issuer's Savings and Stock Investment Plan as of September 30, 1997. Also includes an additional 1,666 shares of Common Stock allocated to Mr. Fialkow under the issuer's Savings and Stock Investment Plan pursuant to the distribution by the issuer of a 3% stock dividend on its Common Stock and outstanding options declared in December 1997 (the "Stock Dividend"). Also includes 44,428 shares of Common Stock allocated to Mr. Fialkow's direct holdings of non-derivative securities pursuant to the Stock Dividend. Also includes 81,885 shares of Common Stock subject to a stock option of which Mr. Fialkow has the right to acquire beneficial ownership within 60 days. This option was previously reported in SEC filings as an option for 79,500 shares of Common Stock but has been adjusted to reflect the Stock Dividend. The amount does not include 546 shares of Common Stock held by his wife, with respect to which Mr. Fialkow disclaims beneficial ownership.

           (b) The number of shares of Common Stock as to which Mr. Fialkow has sole voting and dispositive power is 1,664,455. There are no shares of Common Stock as to which Mr.
Fialkow has shared voting and dispositive power.

           (c) In the past 60 days Mr. Fialkow has purchased shares in the open market as

                                Page 4 of 5 pages

                                                                SEC 1746 (12-91)

---------------------                                          -----------------
CUSIP No. 636320 10 3                                          Page 5 of 5 Pages
---------------------                                          -----------------

follows: (a) 1,000 shares were acquired on January 5, 1998 at a purchase price of $4.928 per share; (e) 4,000 shares were acquired on January 6, 1998 at a purchase price of $4.926 per share; (f) 3,800 shares were acquired on January 22, 1998 at a purchase price of $4.810 per share; and (g) 1,000 shares were acquired on January 29, 1998 at a purchase price of $4.701 per share.

           (d) Mr. Fialkow currently has sole voting power and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 1,664,455 shares of Common Stock.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

           Not applicable.

Item 7.    Material to be Filed as Exhibits.

           Exhibit A: Employment Agreement dated January 8, 1988 between the Company and Frederick H. Fialkow. Originally filed in paper format on February 12, 1988.


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 1998



                                                  /s/  Frederick H. Fialkow
                                                  -------------------------
                                                  Frederick H. Fialkow







                                Page 5 of 5 pages

                                                                SEC 1746 (12-91)